Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 13 DATED FEBRUARY 12, 2026
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of March 1, 2026;
•to disclose the calculation of our January 31, 2026 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to disclose updates to our Share Repurchase Plan.
Portfolio Update
As of January 31, 2026, our direct real estate investments include 68 real estate properties totaling approximately 10.8 million square feet located in 30 markets throughout the U.S., with a weighted average occupancy rate of 93%. As of January 31, 2026, our leverage ratio was 33%.
For the tax year ended December 31, 2025, approximately 70% of distributions paid will qualify as return of capital and approximately 30% of distributions paid will qualify as tax advantaged long-term capital gain for federal income tax purposes.
March 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2026 (and repurchases as of February 28, 2026) is as follows:

Transaction Price (per share)
Class T	$25.9972
Class S	$26.0676
Class D	$26.0158
Class I	$26.1626
Class E	$28.0915
The March 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2026.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of January 31, 2026:

$ in thousands, except share/unit data
Components of NAV	January 31, 2026
Investments in real estate	$1,006,932
Investments in unconsolidated entities	157,466
Investments in real estate-related securities	33,301
Investments in commercial loans	209,343
Investment in affiliated fund	8,067
Cash and cash equivalents	26,618
Restricted cash	3,611
Other assets	4,244
Mortgage notes, revolving credit facility, secured lending agreement and financing obligation, net	(497,701)
Subscriptions received in advance	(1,864)
Other liabilities	(24,681)
Accrued performance participation allocation	(151)
Management fee payable	(659)
Accrued stockholder servicing fees	(17)
Non-controlling interests in joint-ventures	(294,541)
Net asset value	$629,968
Number of outstanding shares	23,115,906
The following table provides a breakdown of our total NAV and NAV per share by class as of January 31, 2026:

$ in thousands, except share/unit data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Total
Net asset value	$7,127	$12,526	$13,334	$101,444	$36,499	$421,761	$24,747	$12,530	$629,968
Number of outstanding shares/units	274,132	480,504	512,551	3,877,452	1,299,295	15,288,118	918,704	465,150	23,115,906
NAV Per Share/Unit as of January 31, 2026	$25.9972	$26.0676	$26.0158	$26.1626	$28.0915	$27.5875	$26.9373	$26.9378

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.0%	7.5%
Industrial	7.9%	5.9%
Self-Storage	7.6%	5.8%
Multifamily	7.5%	5.5%
Student Housing	7.8%	5.8%
Retail	8.4%	7.3%
Manufactured Housing Community	10.7%	5.6%
These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail	Manufactured Housing Community
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.0%	2.9%	2.7%	2.9%	2.7%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of February 10, 2026, we have issued and sold in our public offering (1) 708,893 shares of our common stock (consisting of 38,952 Class T shares, 111,011 Class S shares, 50,972 Class D shares, 496,125 Class I shares and 11,833 Class E shares) in the primary offering for total proceeds of $18.8 million and (2) 111,927 shares of our common stock (consisting of 10,649 Class T shares, 22,163 Class S shares, 21,819 Class D shares, 47,360 Class I shares and 9,936 Class E shares) pursuant to our distribution reinvestment plan for a total value of $3.0 million. As of January 31, 2026, our aggregate NAV was $630.0 million. We intend to continue selling shares in our public offering on a monthly basis.

Share Repurchase Plan
The following disclosure modifies the disclosure in the sections of the Prospectus titled "Share Repurchases” and all related disclosures in the Prospectus.

Our board of directors has designated the following persons as “Key Persons” under our share repurchase plan: Chase Bolding, Scott Dennis, Stephanie Holder, Greg Kraus, Courtney Popelka and Charlie Rose and any individual that replaces such persons. Our share repurchase plan provides that if four or more such Key Persons are no longer actively involved in the business and activities of our sponsor, or are otherwise unable or unwilling to exercise the authority and discharge those day-to-day management responsibilities with respect to our sponsor as are currently exercised and discharged by such Key Person(s) (such inactivity, inability or unwillingness, “Inactivity”), and none of our sponsor, Invesco Real Estate or us has appointed one or more replacements who will fulfill substantially all of the duties of one of such Key Persons within 90 days from the date such Inactivity began (meaning, for the sake of clarity, that one Key Person’s responsibilities may remain unfilled for longer than 90 days) (a “Key Person Triggering Event”), then the Early Repurchase Deduction will be waived with respect to shares that have been purchased in the 12 months preceding the expiration of five business days after the public disclosure of the occurrence of such Key Person Triggering Event until the completion of six full calendar months from the time the Key Person Triggering Event is publicly disclosed. The waiver of the Early Repurchase Deduction set forth in this paragraph will not apply to shares acquired through our distribution reinvestment plan.